United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 001-33196	CUSIP Number 46432L 10 4
(Check one):	?	Form 10-K	?	Form 20-F	?	Form 11-K	?	Form 10-Q	?	Form 10-D	?	Form N-SAR
	?	Form N-CSR
	For Period Ended:			December?30,?2007 ?
	?	Transition Report on Form 10-K
	?	Transition Report on Form 20-F
	?	Transition Report on Form 11-K
	?	Transition Report on Form 10-Q
	?	Transition Report on Form N-SAR
	For the Transition Period Ended:				?

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
?

Part I - Registrant Information

Isilon Systems Inc.
Full Name of Registrant
?
Former Name if Applicable
3101 Western Avenue
Address of Principal Executive Office (Street and Number)
Seattle, WA 98121
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

?	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In its Current Report on Form 8-K filed on November 8, 2007, the Registrant disclosed that its Audit Committee was conducting an independent review of certain sales to resellers and other customers to determine whether commitments were made that have an impact on the timing and treatment of revenue recognition and whether the Registrant?s internal controls relating to revenue recognition were sufficient.

Based on that independent review, in its Current Report on Form 8-K filed on February 29, 2008, the Registrant disclosed that the Board of Directors, based upon the recommendation of the Audit Committee, determined that, as a result of errors related to the recognition of revenue, the Registrant should restate its previously released financial statements for the fourth quarter and fiscal year ended December 31, 2006, and for the first and second quarters of fiscal 2007, ended April 1, 2007 and July 1, 2007, respectively, and that those financial statements should not be relied upon.

The Registrant is working diligently to complete the restatement, complete the preparation of its financial statements for the year ended December 30, 2007, and complete its assessment of the effectiveness of its internal control over financial reporting at December 30, 2007, all of which will be included in its Annual Report on Form 10-K for the fiscal year ended December 30, 2007. The Company, however, is unable to complete this and file its 2007 Form 10-K on or before the prescribed due date of March 14, 2008.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

William Richter, Chief Financial Officer	206	315-7500
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes?	?	?No?	?
  If answer is no, identify report(s).
  Quarterly Report on Form 10-Q for the period ended September 30, 2007.

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes?	?	?No?	?
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  On February 29, 2008, the Board of Directors of Isilon Systems, Inc. (the "Company"), based upon the recommendation of the Audit Committee, determined that the Company should restate its financial statements for fiscal year ended December 31, 2006, and for the first and second quarters of fiscal 2007, ended April 1, 2007 and July 1, 2007 respectively. Accordingly, the Company?s previously issued financial statements for these periods and all related earnings press releases and communications relating to these periods should no longer be relied upon. The Company has discussed this conclusion with its independent registered public accounting firm.

  The Audit Committee, assisted by independent forensic accounting and legal advisors, has been conducting an independent review of certain sales to resellers and other customers to determine whether commitments were made that have an impact on the timing and treatment of revenue recognition and whether the Company?s internal controls relating to revenue recognition are sufficient. The Audit Committee has identified errors in the Company?s previous recognition of revenue. In addition, the Audit Committee recommended the consideration and adoption of certain remedial measures, enhanced training, and modification of revenue recognition policies and procedures. The Company is reassessing its conclusions regarding the effectiveness of its disclosure controls and procedures.

  The Audit Committee concluded that none of the Company?s current senior executives engaged in improper practices or are otherwise responsible for the errors in revenue recognition.

  The Company estimates that $7.0 million of the approximately $67.4 million of previously reported revenue from the fourth quarter of 2006 through the second quarter of 2007 is expected to be adjusted. Approximately $3.0 million of the adjusted revenue will be recorded in periods subsequent to the second quarter of 2007. Approximately $2.1 million of the adjustment is not expected to be recorded as revenue, and approximately $1.9 million of the adjustment will be reversed and recorded as revenue only to the extent that products are sold through to end-user customers and collection is reasonably assured and all other criteria for the recognition of revenue are met.

  For the fourth quarter of 2006, the Company estimates that restated revenues will be $19.6 million compared to previously reported revenues of $20.7 million and that net loss per share will increase to $0.75 from $0.72. For fiscal 2006, restated revenues are expected to be $61.2 million compared to previously reported revenues of $62.3 million. Net loss per share for fiscal 2006 is expected to be $3.09 per share compared to the previously reported $3.02 per share. For the first quarter of 2007, the Company estimates that restated revenues will be $17.8 million, compared to previously reported revenues of $21.6 million, and that net loss will increase to $0.11 per share compared to the previously reported $0.06 per share. For the second quarter of 2007, the Company estimates that restated revenues will be $22.9 million, compared to previously reported revenues of $25.1 million and that net loss will increase to $0.08 per share compared to the previously reported $0.06 per share.

  The Company has identified the following principal errors:

  ? For sales to resellers, the Company?s accounting policy is to recognize revenue upon shipment provided that certain criteria are met, including persuasive evidence of an identified end-user customer and evidence of a reseller?s ability to pay. In certain instances, however, revenue was recognized when persuasive evidence of an end-user did not exist, when oral arrangements may have existed that would have precluded revenue recognition or when resellers did not have the ability or intent to pay independent of payment by the end-user customer. Revenue from these transactions is being adjusted and will be recognized upon sell-through of the product to end-users and when collection is reasonably assured.

  ? The Company recognized revenue in a transaction with a customer that included a commitment from the Company to acquire software from the customer. Based upon facts discovered during the investigation, the Company has now concluded that revenue recognition was inconsistent with the accounting rules applicable to reciprocal sales transactions.

  ? The Company recognized revenue on a sale directly to an end-user customer for which the terms and conditions were not fixed or determinable. This revenue will be recognized in a subsequent period when the terms become fixed or determinable and all other criteria for the recognition of revenue are met.

  These estimates of the impact of the restatement on revenue and net loss and the findings are preliminary and subject to change as a result of the ongoing review of the Audit Committee and based on the audit and review of the Company?s independent registered public accounting firm. The Company is working diligently to complete the restatement and to file its delinquent financial statements as soon as practicable.

  The Company has not completed its analysis of the expected changes in results of operations for the fiscal year ended December 30, 2007 as compared to the previous fiscal year and is unable to provide a narrative and quantitative explanation of these changes at this time. A narrative explanation of the anticipated changes will be set forth in the Company?s annual report on Form 10-K for fiscal 2007.

  Safe Harbor for Forward Looking Statements

  This current report contains forward-looking statements regarding future events, including statements regarding the ongoing review of the Company?s Audit Committee, the Company?s intent to restate its prior financial statements and the estimated amounts to be restated. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from any future performance suggested in such statements. There can be no assurances that forward-looking statements will be achieved. Important factors that could cause actual results to differ materially from those indicated in forward-looking statements include the following: the results and timing of the review being conducted by the Company?s Audit Committee; the audit and review by the Company?s independent registered public accounting firm of the results and findings of the Company?s review, including their audit and review of the Company?s estimates of the amounts to be restated; the impact, if any, of such results or findings on the historical financial statements of the Company; the Company?s inability to timely file reports with the Securities and Exchange Commission and any resulting impact on its ability to meet NASDAQ continued listing requirements; and risks of litigation and governmental or other regulatory inquiry or proceedings arising out of or related to any of the matters described in this current report, including litigation already initiated against the Company. Therefore, any forward-looking statements should be considered in light of various important factors, including the risks and uncertainties listed above, as well as others. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made. Please also refer to the Company?s most recent quarterly report on Form 10-Q, annual report on Form 10-K and other filings with the SEC for other important risk factors that could cause actual results to differ materially from those contained in any forward-looking statements.

Isilon Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03- 17- 2008	By /s/	William Richter	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).